                                               Filed By Micron Electronics, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                                Subject Company: Interland, Inc.
                                                   Commission File No. 333-61368

Micron Electronics, Inc., held a conference call on June 21, 2001, relating to its financial results for the third quarter of fiscal 2001. During the call, representatives of Micron Electronics discussed the proposed merger with Interland. Attached as Exhibit A hereto is the text of the script used during a portion of the conference call.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the joint proxy statement/prospectus regarding the merger, when it becomes available, because it will contain important information. Micron Electronics has filed a Form S-4 registration statement regarding the merger with the Securities and Exchange Commission (which has not yet been declared effective), and Micron Electronics and Interland expect to mail a joint proxy statement/prospectus about the merger to their respective shareholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus. Micron Electronics' Proxy Statement for the 2000 Annual Meeting is, and the joint proxy statement/prospectus will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland 's Annual Report on Form 10-K for the year ended December 31, 2000, as amended May 1, 2001, and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus. Interland's Form 10-K, as amended, is, and the joint proxy statement/prospectus will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Interland.

                                                                       EXHIBIT A

                            Micron Electronics, Inc.
                            Third Quarter Fiscal 2001
                              Earnings Call Script

[OPERATOR ANNOUNCES START OF CALL AND INTRODUCES DAVID BUCKEL]

[DAVID BUCKEL]

Thank you. Good morning, and welcome to the Micron Electronics third quarter 2001 conference call. I am David Buckel, Senior Vice President and Chief Financial Officer for Micron Electronics; the parent of HostPro.

With me on the call today is Joel Kocher, Chairman and Chief Executive Officer of Micron Electronics and HostPro. Following our prepared statements we'll open the call to questions and answers. As a reminder to those of you who would like to listen to this call later, a broadcast replay will be available at yahoobroadcast.com via www.nasdaq.com, symbol MUEI.

During this conference call we will make projections and other forward-looking statements, including statements about the expected effects of the merger of Micron Electronics and Interland, the expected future operating results and cash resources of Micron Electronics and the combined company, the timing of the expected closing of the merger and the expected growth opportunities in the Web hosting market. Actual results may differ materially from those contained in these forward-looking statements. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the Interland merger, the ability to operate within budgeted expense levels both before and after the Interland merger, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the Interland merger to close due to the failure to obtain stockholder approvals or for other reasons, the impact of competition, customer acceptance of new products and services and the impact of liabilities that could carry over from Micron Electronics' discontinued operations. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

Now it is my pleasure to turn over this call to Joel Kocher, Micron Electronics' and HostPro's Chairman and CEO.

[JOEL J. KOCHER]

Good morning, and welcome to everyone joining us on the call or via the Web cast.

I'm pleased to also welcome David Buckel to his first call as Chief Financial Officer of Micron Electronics. Dave recently joined us from Applied Theory, where he was the Chief Financial Officer. Dave will be back in a few minutes to provide more detail about the quarter, but I'd like to begin with some highlights.

Today's call represents a milestone for Micron Electronics, because with the closing of our third quarter, we also gain final closure on our PC manufacturing past and complete our transformation to a leading pure-play Web hosting company. With the worsening macro PC industry conditions, and the well-reported problems experienced by the industry leaders driving them to a full-scale price war, it seems clear that we were poorly positioned to survive the shakeout. Our PC operating performance in April and May was indicative of the fact the price war would have likely drained our cash reserves just trying to survive, with virtually no chance of improving our long-term operating results.

We believe this transformation - two years in the making - positions our company and our shareholders to take advantage of the tremendous growth opportunities of the emerging Web hosting market which is forecasted to grow 65% compounded for the next three years. We've successfully moved from being a second-tier player in a mature, declining industry to a top-tier player in an emerging industry, where we expect the business to be driven by an SME trend toward increasing mainstream business reliance on Web-based infrastructure. Most importantly, we now have a very clear path to profitability in the near term.

Now, to the third fiscal quarter results. Overall, a very strong quarter for HostPro across the board.

     o EBITDA loss improved by $1.5 million compared to last quarter and by $12 million compared to three quarters ago
     o Gross Margins rose again to 37%, up from the low 23% compared to one year ago
     o Hosting sales grew greater than 10% for the sixth consecutive quarter while most of our competitors are struggling to grow at all.
     o Cash burn improved $3.7 million compared to last quarter, and by $10.6 million compared to one year ago, even though sales have substantially increased.

We believe we are in a very strong strategic position once our acquisition of Interland is completed later this summer. We have achieved a strong scale position hosting over 230,000 SME Web sites, positioning us #2 in paid hosted Web sites in the world behind Verio. Unlike the vast majority of our competitors, we have virtually no debt and are extremely well capitalized with a projected $200 million or better combined cash position at closing.

The market has been dramatically overcapitalized the last few years, creating an unnatural over capacity and too many competitors. We are now in the contraction side of the curve as there is no more capital investment and the subscale-undercapitalized players are going bankrupt. We will be a clear benefactor of this shakeout. We may choose to acquire their customers in the open market or perhaps even less expensively by buying their accounts. The purchase of accounts (we have no interest whatsoever in additional infrastructure or personnel) is a viable option for us to accelerate achievement of EBITDA and cash flow positive inflection points. Our primary objective is to achieve profitability as rapidly as possible. In lieu of Exodus' problems, we believe we have a legitimate opportunity to become the first public hosting company to attain free cash flow positive, and we are pursuing this goal in a jihad-like fashion.

The Interland acquisition clearly positions us with the scale and fixed cost absorption we need to springboard us to that profitability inflection point. We are pleased to report that the transaction has received Hart Scott Rodino clearance. We are also pleased to report the integration planning effort is proceeding ahead of schedule. We have engaged the world-class integration consulting practice of A.T. Kearney to assist us in the effort. We have already formed eight teams, which have been hard at work for several weeks now. We believe there are substantial revenue and cost synergy opportunities available to us, and projections are encouraging. For example,

     1. We should be prepared to launch Day One with an integrated product suite.

     2. On the cost synergy front, we are already making good progress. The two company's combined pro forma headcount in January was between 1,200 to 1,300, July exit is projected at approximately 1,000.
     3. Cash burn for both companies is down dramatically. Interland is now forecasting they will bring cash to the expected closing in August.

Overall, early integration progress is encouraging.

This would be a good time to discuss our strategy to focus on "SME Business Class" hosting. I want to make it clear we are not interested in the $10 Web site (resi-mercial) customer. Our business strategy is to target the industrial strength SME company with a high efficiency service delivery model and sell customers up the solution stack, thereby consistently increasing ARPU. This upsell is key, as the business class SME customer is migrating more of their commerce and collaboration with their customers and suppliers to the Internet. These customers view the Web as a way to increase sales and are outsourcing critical business activities, which they are willing to pay for. They are not experimenting. Their needs are increasing and yet we are still in the early stages of the adoption curve. For example, at HostPro and Interland, we have seen our pro forma annualized ARPU's climb from $643 annual to almost $700 over just the last two quarters. Collectively, between 1/3 and 1/2 of our 2,100 managed dedicated customers were upgraded from a shared solution. We believe we are focused upon the sweet spot and are positioned for a 60% gross margin model within the foreseeable future. Our model is geared to efficiency, not data center space. In fact, our evolving model is not data center centric at all, so we have much less fixed cost to absorb on our way to profitability. We call it "profit through efficiency", and is underpinned by a drive to four pillars:

     1. Efficiency - Operational efficiency is key to reducing the cost of service delivery, low facility and data center exposure and higher asset utilization.
     2.   Standardization of system platforms and product offerings
     3. Ruthless cost control will enable value leadership positioning and improve margins.
     4. Automation of all backend functions and processes, including provisioning and monitoring of all our Web sites

I might also mention that as a result of the inevitable "right-sizing" of our competition, prices are very stable and seem to be rising slightly. As the weaker players and the unsustainable subsidized models are shaking out, we have seen a few competitors raise prices. This includes Interland.

So despite the economy and dot.com churn issues, we believe our operating performance demonstrates that we are clearly on the right path. We believe over the next few quarters, it will become clear that we are not encumbered or plagued by the same model intrinsic problems of Exodus, Navisite and others. We have no debt to service and more importantly we do not have a model built upon national data center presence and difficult-to-scale customized enterprise solutions. Our model is being architected for efficiency, is scaleable and has lots of margin sensitivity to fixed cost absorption because our fixed costs are smaller and are truly "fixed". We deliver shrink-wrapped solutions, one-to-many, not multiple customized one-offs. We have a laser-like focus on achieving EBITDA positive and free cash flow positive as quickly as possible. Given our capital position and progress on integration, we are poised to accelerate our path to profitability and liquidity. We believe it is silly that Micron Electronics is trading significantly below cash value now that the PC business is gone. But we accept the challenge to execute our way to a greatly improved valuation level and be the first public hosting company to achieve cash flow positive.

Now, over to you David for more detail on the quarter.

[DAVID BUCKEL]

Thank you Joel.

I'd like to expand on the Q3 highlights Joel provided, focusing on four key areas:

     o    Our EBITDA progress and focus on profitability;
     o Our growth rate and strategic position, especially in context with the rest of the hosting industry;
     o    Our cash position; and o Future guidance for Q4 and beyond.

The third quarter results demonstrate HostPro's ability to not only stay on target with our business plan, but in many cases, exceed the goals set forth in our plan.

First, our EBITDA progress...

As Joel said, we are relentlessly focused on driving to profitability. We had aggressively projected a $9 million EBITDA loss for the quarter, but are reporting even better results of $8.1 million.

What makes this achievement even more compelling is that we did this without sacrificing the quality of our revenue growth. In fact, our hosting revenue grew 10% sequentially. Further, our overall gross margins continued to improve, rising to 37% -- up from 23% just a few quarters ago. We can attribute this success to our ability to more efficiently service our recurring revenue base of customers. And, this same customer base is purchasing higher priced products, as evidenced by our steadily increasing ARPU's.

Total operating expense has gone down, not just in percentage, but also in real expense. Additionally, our capital expenditures declined by $2.2 million and total operating expenditures declined again. That's the third quarter in a row in which we have decreased our spending, while continuing to support higher revenues.

I've already shared a couple of growth metrics for the quarter, but let me expand on that...

HostPro results for the third quarter remained strong, posting double-digit growth in hosting revenues for the sixth consecutive quarter. HostPro added 8,900 new paid hosted Web sites in the quarter, for a total of approximately 147,000.

While many of our competitors have been experiencing slowing growth, HostPro's sales growth has remained very strong, which has helped to offset the increased churn that is resulting from continued economic failures. Despite overall economic conditions, HostPro is seeing no decrease in demand for Web hosting from the SME market, and in fact, have continued to experience record-breaking sales weeks.

The company's cash position remains very strong - a point that we believe is a major competitive advantage.

The loss from discontinued operations, at just over $31 million, was greater than anticipated. This loss can be attributed to the major downturn in demand for personal computers, which has continued to worsen across the PC industry, and validates our decision to exit that business. With the sale of this businesses behind us, we are now able to focus exclusively on the growing web hosting business opportunities and will not be hampered by the decline of the PC industry. Effective June 1st, the first day of our fourth quarter, only the hosting business is included in our operating results. We are now strategically positioned to deliver shareholder value by focusing exclusively on our Web hosting business.

As of the end of the quarter, we have $192 million of cash, liquid and long-term investments on the books plus significant collectable assets. Additionally we either have, or expect to collect, significant cash from the sale of our minority interest in Bird on a Wire and from the sale of our low margin dial access accounts to Earthlink. Current projections indicate that we will meet the cash requirement of our Interland acquisition agreement, so that no adjustment to share calculation is expected.

Looking beyond Q4, with respect to the cash position, we are projecting that the net cash utilization for the combined companies will be between $65 million and $75 million before becoming cash flow positive.

Overall, management believes that the combined company is more then fully funded, with about three times that amount currently available on a pro forma basis.

I would now like to talk about our forecast...

And again, our focus is clearly on driving the business to profitability. Although we are in the envious position of having more than enough cash to meet our projections, we know that the street is not giving us any credit for that. If we were receiving credit, then we would not be trading below our cash value.

The management team at HostPro, along with the new management team members that will come from Interland after the acquisition, all understand that. We know this because we are industry veterans who know how to run a business and have learned from past experience. Our team has experience at leading companies such as Dell Computers, WorldCom, BT, Sprint, Micron Electronics, AppliedTheory, Covad and Cybercash among others, and thus our collective experience makes us clearly understand the importance of being profitable. Although we all are disappointed that we are trading at less than cash, we all know that will not change until we are profitable. Therefore, we are taking the following steps to ensure profitability:

         1) Continued focus on higher margin products going forward. As such, we are in the process of selling our low margin consumer dial-up connectivity accounts and we have slowed down our low-margin equipment sales. Instead, we are solely focused on selling our higher-margin, recurring Web hosting products.

         2) We are examining a program that takes some of the projected marketing spend funds and using them to acquire accounts from companies who can no longer compete in our Hosting universe. Such a process, if successful, could have an almost immediate effect on profitability because, theoretically, we can absorb those customers at a lower cost. Because we are a leader in business hosting accounts, the marginal cost of obtaining new customers in this manner is lower than our current cost of goods sold. That means that this program, if successful, could lead us to profitability quicker than our current base projections.

I would now like to supply you with some guidance for this quarter and beyond...

We project continued revenue growth in our hosting business, though we expect the higher industry-wide churn rate of the past six months to continue for the next couple of quarters. For that reason, we're conservatively ranging our projections for Q4 hosting revenue growth to sequentially be between 5% to 10% over Q3. We are also projecting continued improvement with our gross margins, and expect to achieve approximately 40% in the fourth quarter.

Finally, we reiterate our projection that we will become EBITDA-positive within the first 12 months after our acquisition of Interland is complete. Furthermore, we will strive to improve on that projection through our account acquisition strategy and through continued operational improvements and efficiencies. We will be profitable and we will maintain significant cash balances as we get there!

Thank you.

Operator, at this time, we'd like to open the line for questions.

[Q&A]

Thank you all for joining us today.